UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

Under the Securities Exchange Act of 1934

(Amendment No.  3 )*

OXBRIDGE RE HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.001 USD par value per share

(Title of Class of Securities)

G6856M122

(CUSIP Number)

Farnam Street Partners, L.P.

FS Special Opportunities I Fund

3033 Excelsior Boulevard, Suite 320

Minneapolis, MN 55426

Phone: (612) 353-6707

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. G6856M122

1	NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,045

1	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2

CUSIP No. G6856M122

1	NAME OF REPORTING PERSONS FS Special Opportunities I Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3

CUSIP No. G6856M122

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

4

CUSIP No. G6856M122

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER 54,270
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER 54,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

5

CUSIP No. G6856M122

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER 54,270
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER 54,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

6

CUSIP No. G6856M122

Item 1.	Security and Issuer.

(a)       This Schedule 13D relates to Ordinary Shares $0.001 USD par value (“Ordinary Shares”) of Oxbridge RE Holdings Limited, a Cayman Island corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is Strathvale House, 2nd Floor, 90 North Church Street, Georgetown, P.O. Box 469, Grand Cayman, KY1-9006, Cayman Islands.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”).

●	FS Special Opportunities I Fund, L.P., a Minnesota limited partnership (“FS Fund”).

●	Farnam Street Capital, Inc., a Minnesota corporation and General Partner of Farnam Fund and FS Fund (“Farnam Capital”).

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

Raymond E. Cabillot is a director of the Issuer.

(b) The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 340, Minneapolis, Minnesota 55416.

(c) Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. FS Fund was organized in April 2013 as a Minnesota Limited Partnership. The principal business activities for Farnam Fund and FS Fund involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of Farnam Fund and FS Fund. Mr. Peter O. Haeg is President and Secretary of Farnam Capital.

(d) - (e) During the last five years, neither Farnam Fund, FS Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Farnam Fund and FS Fund are Minnesota limited partnerships. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Messrs. Cabillot and Haeg used personal funds to purchase Ordinary Shares. The source of the funds used for purchases by Farnam Capital are the investment proceeds of Farnam Fund and FS Fund.

Item 4.	Purpose of Transaction.

All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. Farnam Capital makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. Farnam Capital may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

Except as set forth in this Item 4, Farnam Capital has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Farnam Capital intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

Item 5.	Interests in Securities of the Issuer.

Farnam Fund:

(a)	Farnam Fund beneficially owns 47,045 Ordinary Shares of the Issuer. This represents less than 1% of the Ordinary Shares.

(b)	Farnam Fund does not share voting and dispositive power with respect to any shares.

(c)	The following sales have taken place in the past 60 days:

Date	Amount of Shares	Price

9/28/2020	332,227	$3.5574*

FS Fund:

(a)	FS Fund beneficially owns 7,225 Ordinary Shares and zero warrants of the Issuer. This represents less than 1% of the Ordinary Shares.

(b)	FS Fund does not share voting and dispositive power with respect to any shares.

(c)	The following sales have taken place in the past 60 days:

Date	Amount of Shares	Price

9/28/2020	51,023	$3.5574*

* Represents an average weighted price, with the prices received ranging from $3.24 to $3.855.

Farnam Capital:

Farnam Capital, as General Partner of both funds, also beneficially owns the securities held by both funds. This beneficial ownership of Ordinary Shares by Farnam Fund, FS Fund and Farnam Capital represents beneficial ownership of less than 1% of the Ordinary Shares. (All percentages based upon 5,733,587 shares outstanding as calculated from information reported by the Issuer as of August 10, 2020 in its Form 10-Q for the quarter ended June 30, 2020.)

Raymond Cabillot:

(a)	Mr. Cabillot owns 35,000 Ordinary Shares. This represents less than 1% of the Ordinary Shares.

(b)          Messrs. Cabillot and Haeg share voting and dispositive power of the Ordinary Shares beneficially owned by Farnam Fund and FS Fund by virtue of each entity’s and person’s relationship to the other as described in Item 2(a), and thus Mr. Cabillot would beneficially own 1.6% of the Ordinary Shares.

(c)	Mr. Cabillot has had no personal sales within the past 60 days.

Peter Haeg

(a)           Mr. Haeg owns 35,000 Ordinary Shares. This represents less than 1% of the Ordinary Shares.

(b)           Messrs. Cabillot and Haeg share voting and dispositive power of the Ordinary Shares beneficially owned by Farnam Fund and FS Fund by virtue of each entity’s and person’s relationship to the other as described in Item 2(a), and thus Mr. Haeg would beneficially own 1.6% of the Ordinary Shares.

(c)	Mr. Haeg has had no personal sales within the past 60 days.

(d)       Not applicable.

(e)       As of September 28, 2020, the Farnam Group and Messrs. Cabillot and Haag have ceased to be holders of greater than 5% of the Issuer’s Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to Farnam Fund, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by Farnam Fund and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement to File Jointly (Incorporated herein by reference to Exhibit No. 1 filed with Schedule 13D on April 3, 2014).

CUSIP No. G6856M122

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         October 6, 2020

FARNAM STREET PARTNERS, L.P.

BY: FARNAM STREET CAPITAL, INC.,
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES I FUND, L.P.

BY: FARNAM STREET CAPITAL, INC.,
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg